Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

Announcement on the Resolutions of the Ninth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The tenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 25, 2013 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated September 27, 2013. Out of the Company’s eleven directors, ten directors attended the Meeting in person, including Yang Mingsheng, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company; Miao Jianmin, Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; Bruce D. Moore, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company. Sun Changji, independent non-executive director of the Company, was on leave for other business and authorized in writing, Bruce D. Moore, executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Yang Mingsheng, the Chairman of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on the 2013 Third Quarter Report of the Company

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal on the Amendment to the Company’s Administrative Measures Regulating Financial Transactions with Related Parties

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Passed the Proposal on Supplementary Materials to the Twelfth Five-Year Development Plan Outline of the Company

Voting result: 11 for, 0 against, with no abstention

4.	Passed the Proposal on the Investment Plan and Authorization for Self-Use Real Estate for 2014 of the Company

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal on the Investment and Authorization of the West Lake Project

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on Formulating the Administrative Rules on Proposals of the Board of Directors

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 25, 2013